SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at December 9, 2003

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

  Date: December 9, 2003

* Print the name and title of the signing officer under his signature.

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Anooraq Resources Corporation
1020-800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.hdgold.com

NEW ANOORAQ-ANGLO PLATINUM JOINT VENTURE PROJECT IN SOUTH AFRICA
YIELDS SIGNIFICANT VALUES

December 9, 2003 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation (TSX Venture-ARQ; OTC.BB-ARQRF) is pleased to announce excellent results from recent core drilling at the Drenthe PGM-nickel-copper deposit, located on the Northern Limb of the Bushveld Complex, about 250 kilometres northeast of Johannesburg, South Africa. The Bushveld is the world's premier location for PGM deposits, accounting for 80% of global resources. The potential for long life, low-cost open pit mines, coupled with new infrastructure developments, has made the Northern Limb one of the world's most attractive target areas for large-scale PGM production.

Anooraq is operating exploration programs at Drenthe on behalf of a newly announced joint venture between Anooraq and Anglo American Platinum Corporation Limited ("Anglo Platinum"; see ARQ News Release dated November 26, 2003), which has been formed to explore and develop platinum group metals, gold, nickel and copper mineralization on the Drenthe farm and the adjacent northern portion of the Overysel farm. The objective of the joint venture is to rapidly advance the Drenthe deposit through the final stages of exploration and development to exploitation, utilizing nearby milling and smelting facilities that could provide substantial cost advantages to a new mining project. Anglo Platinum is the world's largest platinum producer with operations throughout the Bushveld. Anglo Platinum also has extensive experience on the Northern Limb, operating the 350,000 ounce per year Sandsloot open pit mine on property located just to the south of Drenthe, as well as new smelting facilities at Polokwane, about 80 km from Drenthe.

The recent core drilling program consisted of ten completed holes, totaling 2,176 metres along a 775 metre section in the northern part of the Drenthe deposit (see drill hole location map on the ARQ website). Previous drilling had outlined the mineralization in this area at 200 metres spacing. Holes PR40 to PR43 were drilled east between holes PR17 and PR20 at a 55o dip, and vertical drill holes PR44 to PR50 tested the area between PR14 and PR17, reducing the spacing between the drill holes to 100 metres or less. Drilling intersected some of the best grades yet encountered in the Drenthe deposit and significant mineralized widths were encountered in all holes, often in two or more horizons. Importantly, the results are confirming the continuity of the deposit. The combination of consistent grades over substantial widths at shallow depth indicates a mineral deposit that is potentially amenable to low-cost open pit mining.

Highlights of the current program include hole PR40, which intersected a 11.7 m section, beginning at 26.3 m depth, grading 6.46 g/t PGM+Au, 0.26% Ni and 0.21% Cu and a 58.8 m section, beginning at 102.2 m depth, grading 1.05 g/t PGM+Au, 0.12% Ni and 0.08% Cu. Another highlight includes hole PR46 that intersected a 19.1 m interval, beginning at 92.7 depth, grading 4.03 g/t PGM+Au, 0.24% Ni and 0.16% Cu, and a 5.0 m interval, beginning at 201.5 m, grading 6.60 g/t PGM+Au, 0.43% Ni and 0.31% Cu. PR48 intersected 48.9 m from 74.8 m depth grading 2.44 g/t PGM+Au, 0.28% Ni and 0.20% Cu and a second 6.0 m interval at 143.4 m depth grading 2.33 g/t PGM+Au, 0.25% Ni and 0.18% Cu. Full results are included in Table 1 (Drenthe-Overysel Joint Venture Assay Results) which is attached.

The Drenthe deposit is open to expansion. The southern limit of the deposit has, until now, been defined by the boundary of the Drenthe and Overysel farms. The Company's joint venture agreement with Anglo Platinum offers the opportunity to determine the full extent of the Drenthe deposit towards the south. In order to advance the project rapidly toward production, extensive additional drilling is planned for early in 2004.

The program, currently being finalized, will involve multiple rigs with infill drilling in the Drenthe deposit and delineation of the southern extent of the deposit on the Overysel farm. Based on this work, new resource estimates can be completed and mine planning commenced.

President and CEO Ronald Thiessen said, "We continue to receive excellent results from delineation drilling of the large-scale Drenthe PGM-nickel-copper deposit. The results released today confirm the potential in the northern part of the deposit, and our new joint venture provides the opportunity to delineate its full southern extent. When fully assessed, our expectation is that Drenthe will take its place as another large, low-cost operation on the Northern Limb."

Anooraq's extensive land package extends 45 km along the Northern Limb of the Bushveld Complex. In addition to the Drenthe deposit, Anooraq also controls the Rietfontein farm, located 25 km to the south of Drenthe. Exploration at Rietfontein has outlined extensive, near-surface nickel-PGM-copper mineralization that is contiguous with mineralization on the adjacent Turfspruit farm, which is being explored and developed by Robert Friedland's African Minerals Ltd.

Keith Roberts, MSc, PhD, P.Geo., is Anooraq's qualified person for the drilling program. For further details on Anooraq and its properties in South Africa, please visit the Company's website at www.anooraqresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

TABLE 1

DRENTHE - OVERYSEL JOINT VENTURE ASSAY RESULTS

Hole Number		From (metres)	To (metres)	Interval (metres)	Interval (feet)	PGM[1] (g/tonne)	Nickel (%)	Copper (%)	Pt (g/tonne)	Pd (g/tonne)	Au (g/tonne)	IMV[2] ($US/tonne)
PR-40		26.3	38.0	11.7	38.4	6.46	0.26	0.21	3.48	2.69	0.28	128.86
PR-40		58.0	62.0	4.0	13.1	1.92	0.07	0.06	1.05	0.72	0.15	37.94
PR-40		72.0	80.0	8.0	26.2	1.64	0.18	0.13	0.54	1.00	0.10	40.31
PR-40		102.2	161.0	58.8	192.9	1.05	0.12	0.08	0.42	0.52	0.11	27.31
PR-40	Incl.	102.2	111.0	8.8	28.9	1.43	0.16	0.10	0.51	0.78	0.14	35.55
PR-40	Incl.	144.0	161.0	17.0	55.8	1.34	0.16	0.10	0.55	0.68	0.11	35.45
PR-41		76.4	78.0	1.6	5.2	5.07	0.18	0.20	2.31	2.43	0.34	93.38
PR-41		85.0	92.1	7.1	23.3	2.71	0.03	0.09	1.27	1.32	0.11	43.65
PR-41		148.0	163.0	15.0	49.2	1.70	0.14	0.10	0.68	0.91	0.11	38.77
PR-41		172.0	196.0	24.0	78.7	1.14	0.13	0.09	0.46	0.58	0.10	30.21
PR-41	Incl.	172.0	179.0	7.0	23.0	1.79	0.18	0.12	0.75	0.89	0.15	44.66
PR-41		207.0	218.0	11.0	36.1	1.69	0.19	0.13	0.65	0.90	0.13	43.89
PR-42		75.7	91.0	15.3	50.3	1.99	0.19	0.13	0.82	0.97	0.19	48.57
PR-42		112.0	120.0	8.0	26.2	1.25	0.15	0.10	0.48	0.65	0.13	32.91
PR-43		50.0	54.0	4.0	13.1	2.82	0.09	0.06	1.49	1.09	0.24	53.94
PR-43		120.8	181.8	61.0	200.1	1.53	0.17	0.13	0.60	0.80	0.13	39.73
PR-44		132.5	137.7	5.2	17.1	2.15	0.15	0.10	0.85	1.17	0.14	44.96
PR-44		232.0	236.0	4.0	13.1	1.23	0.11	0.07	0.54	0.60	0.09	29.43
PR-45		119.5	124.0	4.5	14.8	3.36	0.19	0.13	1.50	1.63	0.23	68.66
PR-45		129.5	154.0	24.5	80.4	1.95	0.20	0.14	0.88	0.93	0.15	50.24
PR-46		92.7	111.8	19.1	62.7	4.03	0.24	0.16	1.81	1.95	0.27	83.00
PR-46		201.5	206.5	5.0	16.4	6.60	0.43	0.31	3.00	3.21	0.39	142.19
PR-47		56.1	59.3	3.2	10.5	1.29	0.15	0.14	0.51	0.68	0.10	34.35
PR-47		84.1	97.3	13.2	43.4	1.57	0.15	0.13	0.63	0.85	0.10	37.87
PR-48		74.8	123.7	48.9	160.5	2.44	0.28	0.20	1.03	1.25	0.17	64.58
PR-48	Incl.	87.8	108.4	20.7	67.7	3.12	0.35	0.25	1.31	1.60	0.20	82.41
PR-48		143.4	149.4	6.0	19.7	2.33	0.25	0.18	0.97	1.20	0.17	59.45
PR-49	Hole abandoned and re-drilled by PR-050
PR-50		96.9	119.9	23.0	75.5	1.66	0.16	0.12	0.71	0.84	0.11	40.84
PR-50	Incl.	102.9	114.9	12.0	39.4	1.96	0.19	0.14	0.84	0.99	0.13	48.32
PR-50		126.9	131.5	4.6	14.9	2.48	0.21	0.14	1.08	1.25	0.15	57.52

1 PGM = Platinum + Palladium + Gold
2 IMV = In-Situ Metal Value. Gross in-situ metal value dollar amounts are provided for the reader's convenience to facilitate comparison of the polymetallic nature of the mineralization. These gross amounts do no take into consideration mining and processing costs and have no economic significance. The gross in-situ dollar values have been calculated using the following commodity prices: Pt $US 700/oz; Pd $US 200/oz; Au $US 385/oz; Ni $US 4.50/lb; Cu $US 0.90/lb.